Exhibit 99.4

The Dow Agricultural Sciences Business

COMBINED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

Deloitte & Touche LLP 3320 Ridgecrest Drive Suite 400 Midland, MI 48642-5859 USA Tel: +1 989 631 2370 Fax: +1 989 631 4485 www.deloitte.com

INDEPENDENT AUDITOR’S REPORT

To Management of the Dow Agricultural Sciences Business

We have audited the accompanying combined financial statements of the Dow Agricultural Sciences Business (the “Business”), a business of The Dow Chemical Company (“Dow”) as described in Note 1 to the combined financial statements, which comprise the combined balance sheet as of December 31, 2017, and the related combined statements of income and comprehensive income, equity, and cash flows for the years ended December 31, 2017 and 2016, and the related notes to the combined financial statements.

Management’s Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Business’ preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Business’ internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Dow Agricultural Sciences Business as of December 31, 2017, and the results of Business’ operations and cash flows for the years ended December 31, 2017 and 2016, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 2 which describes the basis of presentation. The combined financial statements include allocations of certain expenses from Dow. As a result, the allocations may not reflect the expense the Business would have incurred as a stand-alone company. Our opinion is not modified with respect to this matter.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Midland, Michigan

October 17, 2018

The Dow Agricultural Sciences Business

Combined Statements of Income and Comprehensive Income

(In millions) For the years ended December 31	2017	2016
Net Sales	$6,004	$6,165

Cost of sales	3,995	4,020
Research and development expenses	581	586
Selling, general and administrative expenses	836	845
Amortization of intangibles	18	18
Restructuring and asset related charges – net	181	11
Equity in earnings of nonconsolidated affiliates	3	4
Sundry income (expenses) – net	241	(20)
Interest expense	61	30

Income before income taxes	576	639

Provision (credit) for income taxes	460	(48)

Net Income	116	687

Net income attributable to noncontrolling interests	24	14

Net income attributable to the Business	92	673

Other Comprehensive Income (Loss), Net of Tax
Cumulative translation adjustments	69	(159)
Pension and other postretirement benefit plan	(4)	(4)

Total other comprehensive income (loss)	65	(163)

Comprehensive income	181	524

Comprehensive income attributable to noncontrolling interests, net of tax	24	14

Comprehensive income attributable to the Business	$157	$510

See Notes to the Combined Financial Statements

The Dow Agricultural Sciences Business

Combined Balance Sheet

(In millions) At December 31	2017
Assets
Current Assets
Cash and cash equivalents	$106
Accounts and notes receivable:
Trade (net of allowance for doubtful receivables – 2017: $56)	1,345
Other	498
Inventories	1,897
Other current assets	116

Total current assets	3,962

Investment in nonconsolidated affiliates	51

Property
Property	3,724
Less accumulated depreciation	2,324

Net property	1,400

Other Assets
Goodwill	1,344
Other intangible assets (net of accumulated amortization – 2017: $334)	197
Noncurrent receivables	48
Deferred income tax assets	151
Deferred charges and other assets	54

Total other assets	1,794

Total Assets	$7,207

Liabilities and Equity
Current Liabilities
Notes payable	$2
Long-term debt due within one year	6
Accounts payable:
Trade	616
Other	570
Income taxes payable	144
Accrued and other current liabilities	661

Total current liabilities	1,999

Long-Term Debt (variable interest entities nonrecourse – 2017: $15)	23

Other Noncurrent Liabilities
Deferred income tax liabilities	219
Pension and other postretirement benefits	136
Other noncurrent obligations	169

Total other noncurrent liabilities	524

Combined Equity
Net parent investment	5,417
Accumulated other comprehensive loss	(797)

Total Business equity	4,620

Noncontrolling interests	41

Total combined equity	4,661

Total Liabilities and Combined Equity	$7,207

See Notes to the Combined Financial Statements

The Dow Agricultural Sciences Business

Combined Statements of Cash Flows

(In millions) For the years ended December 31	2017	2016
Operating Activities
Net Income	$116	$687
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	206	184
Provision (Credit) for deferred income tax	161	(265)
Earnings of nonconsolidated affiliates less than (in excess of) dividends received	(1)	(2)
Net gain on sales of investments	—	(1)
Net gain on sales of property, businesses and consolidated companies	(676)	(6)
Net (gain) loss on sales of ownership interests in nonconsolidated affiliates	3	(1)
Restructuring and asset related charges – net	181	11
Changes in assets and liabilities:
Trade accounts receivable	(365)	(132)
Inventories	(237)	133
Trade accounts payable	75	13
Other assets and liabilities	34	(211)

Cash (used in) provided by operating activities	(503)	410

Investing Activities
Capital expenditures	(142)	(179)
Proceeds from sales of property, businesses and consolidated companies, net of cash divested	1,086	27
Proceeds from sale of ownership interest in nonconsolidated affiliates	30	—
Other investing activities, net	(100)	—

Cash provided by (used in) investing activities	874	(152)

Financing Activities
Net transfers to parent	(567)	(18)
Changes in short-term notes payable	(2)	—
Payments on long-term debt	(4)	(4)
Proceeds from issuance of long-term debt	—	2
Contingent payment for acquisition of businesses	(31)	(24)
Distributions to noncontrolling interests	(19)	(12)

Cash used in financing activities	(623)	(56)

Summary
(Decrease) increase in cash and cash equivalents	(252)	202
Cash and cash equivalents at beginning of year	358	156

Cash and cash equivalents at end of year	$106	$358

Supplemental cash flow information
Cash paid during the year for:
Interest, net of amounts capitalized	$61	$30
Income taxes	$314	$157

See Notes to the Combined Financial Statements

The Dow Agricultural Sciences Business

Combined Statements of Equity

(In millions) For the years ended December 31	Net Parent Investment	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Combined Equity
Balance at January 1, 2016	$5,237	$(699)	$34	$4,572

Net Income	673	—	14	687
Other comprehensive (loss)	—	(163)	—	(163)
Distribution to noncontrolling interest and other	—	—	(10)	(10)
Net transfers to parent	(18)	—	—	(18)

Balance at December 31, 2016	$5,892	$(862)	$38	$5,068

Net Income	92	—	24	116
Other comprehensive income	—	65	—	65
Distribution to noncontrolling interest and other	—	—	(21)	(21)
Net transfers to parent	(567)	—	—	(567)

Balance at December 31, 2017	$5,417	$(797)	$41	$4,661

See Notes to the Combined Financial Statements

The Dow Agricultural Sciences Business

Notes to the Combined Financial Statements

NOTE 1 – DESCRIPTION OF THE BUSINESS

The accompanying combined financial statements present the combined assets, liabilities, revenues and expenses related to the Agricultural Sciences Business (the “Business”) of The Dow Chemical Company (“Dow” or the “Company”). The Business leverages the Company’s technology, customer relationships and industry knowledge to improve the quantity, quality and safety of the global food supply and the global production agriculture industry. Land available for worldwide agricultural production is increasingly limited so production growth will need to be achieved principally through improving crop yields and productivity. The business serves the global production agriculture industry with crop protection products for weed control, disease control and insect control offerings for foliar or soil application or as a seed treatment. It is also a global leader in providing seed/plant biotechnology products and technologies to improve the productivity and profitability of its customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The combined financial statements present the results of operations, financial position, and cash flows of the Business and have been derived from the consolidated financial statements and accounting records of Dow using the historical results of operations and historical basis of assets and liabilities of the Business. The combined financial statements of the Business have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and accounted for as a private company. Investments in nonconsolidated affiliates (20-50 percent owned companies, joint ventures and partnerships) are accounted for using the equity method.

The combined statements of income and comprehensive income include allocations of certain expenses for services from Dow, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, ethics and compliance, shared services, employee benefits and incentives, insurance and stock-based compensation. These expenses have been allocated on the basis of direct usage when identifiable, with the remainder allocated on the basis of headcount or other measures. The Business considers the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided. The allocations may not, however, reflect the expense the Business would have incurred as a stand-alone company. The amount of actual costs that may have been incurred if the Business was a stand-alone company would depend on a number of factors, including the Business’s chosen organizational structure, what functions were outsourced or performed by the Business employees, and strategic decisions made in areas such as information technology and infrastructure.

All debt and debt-related interest cost incurred by the Business has been recorded in the combined financial statements.

As a direct ownership relationship did not exist among the various operations comprising the Business, a “Net parent investment” account is shown in lieu of stockholders’ equity in the combined financial statements. All significant transactions between Dow and the Business have been included in the combined financial statements and were settled for cash through Dow’s centralized cash management system. The total net effect of the settlement of these related party transactions is reflected in the combined statements of cash flows as a financing activity and net parent investment in the combined balance sheet.

Use of Estimates in Financial Statement Preparation

Significant estimates inherent in the preparation of these combined financial statements include, but are not limited to, accounting for revenue and cost recognition, allocation of expenses related to certain corporate functions, evaluation of goodwill and other assets for impairment, income taxes including deferred taxes, fair value measurements, customer incentive program liabilities, legal and environmental liabilities and other contingencies.

Foreign Currency Translation

For entities where the U.S. dollar (“USD”) is the functional currency, all foreign currency-denominated asset and liability amounts are remeasured into USD at year end exchange rates, except for inventories, prepaid expenses, property and accumulated depreciation, goodwill and other intangible assets, which are remeasured at historical rates. Foreign currency-denominated income and expenses are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities, were allocated on a proportional basis using net sales from the corresponding Dow legal entities and included in the combined statements of income and comprehensive income in “Sundry income (expenses)”.

For entities where the local currency is the functional currency, assets and liabilities denominated in local currencies are translated into USD at year end exchange rates and income statements amounts are translated at average exchange rates in effect during the year. Translation gains and losses of those operations that use the local currency as the functional currency, were allocated on a proportional basis using net property and other intangible assets from the corresponding Dow legal entities and included in the combined balance sheet in “Accumulated other comprehensive loss” (“AOCL”).

Environmental Matters

Accruals for environmental matters specifically attributable to the Business are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the combined balance sheet in “Accrued and other current liabilities” and “Other noncurrent obligations” at undiscounted amounts. Accruals for related insurance or other third-party recoveries for environmental liabilities are recorded when it is probable that a recovery will be realized and are included in the combined balance sheet as “Accounts and notes receivable – Other.”

Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, and/or mitigate or prevent contamination from future operations. Environmental costs are also capitalized in recognition of legal asset retirement obligations resulting from the acquisition, construction and/or normal operation of a long-lived asset. Costs related to environmental contamination treatment and cleanup are charged to expense. Estimated future incremental operations, maintenance and management costs directly related to remediation are accrued when such costs are probable and reasonably estimable.

Cash and Cash Equivalents

Dow uses a centralized approach for managing cash and financing operations with its subsidiaries. Accordingly, a substantial portion of the Business’s bank cash balances are transferred to Dow’s cash management accounts regularly by Dow at its discretion and therefore are not included in the combined financial statements. Only cash balances legally owned by the Business are reflected in the combined balance sheet. Transfers of cash between the Business and Dow are included within “Net transfers to parent” in the combined statements of cash flows and the combined statements of equity.

Fair Value

The carrying values of cash and cash equivalents, accounts receivable and accounts payable are representative of their respective fair values due to the short-term maturity of these instruments.

The fair value hierarchy for valuation gives the highest priority to quoted prices in active markets for identical instruments and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

•	Level 1 Inputs – Unadjusted quoted prices in active markets for identical instruments that the reporting entity has the ability to access as of the measurement date.

•

Level 2 Inputs – Inputs that are observable for the instrument, either directly or indirectly, other than quoted prices included in Level 1. These inputs might include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, inputs other than quoted prices that are observable for the investment (such as interest rates, volatilities, prepayment speeds, credit risks) or inputs that are derived principally from or corroborated by market data by correlation or other means.

•	Level 3 Inputs – Unobservable inputs for determining the fair values of instruments that reflect assumptions that market participants would use in pricing the instruments.

Inventories

Inventories are stated at the lower of cost or net realizable value for inventory measured under the first-in, first-out (“FIFO”) or average cost method. An inventory reserve would permanently reduce the cost basis of inventory. Inventories are valued as follows:

Crop Protection: Actual cost is used to value raw materials and supplies. Standard cost, which approximates actual cost, is used to value finished goods and work in process. Variances, exclusive of abnormally low volume and operating performance, are capitalized into inventory. Standard cost includes direct labor, raw materials and manufacturing overhead based on normal capacity. The cost of inventories is determined by using the FIFO method.

Seed: Actual cost is used to value raw materials such as treatment chemicals and packaging, as well as work in process. Costs for substantially all finished goods, which include the cost of carryover crops from the previous year, are valued at weighted-average actual cost. Weighted-average actual cost includes field growing and harvesting costs, plant conditioning and packaging costs and manufacturing overhead costs.

The Business establishes allowances for obsolescence of inventory equal to the difference between the cost of inventory (if higher) and the estimated net realizable value, based on assumptions about future demand and market conditions. The Business regularly evaluates the adequacy of its inventory obsolescence reserves. If economic and market conditions are different from those anticipated, inventory obsolescence could be materially different from the amounts provided for in the Business combined financial statements. If inventory obsolescence is higher than expected, cost of sales will be increased, and inventory and net income will be reduced.

Property

Land, buildings and equipment, including property under capital lease agreements, are carried at cost less accumulated depreciation. Depreciation is based on the estimated service lives of depreciable assets and is calculated using the straight-line method. Fully depreciated assets are retained in property and accumulated depreciation accounts until they are removed from service. In the case of disposals, assets and related accumulated depreciation are removed from the accounts, and the net amounts, less proceeds from disposal, are included in income.

Impairment and Disposal of Long-Lived Assets

Long-lived assets and certain identifiable intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When undiscounted future cash flows are not expected to be sufficient to recover an asset’s carrying amount, the asset is written down to its fair value based on bids received from third parties or a discounted cash flow analysis based on market participant assumptions.

Long-lived assets to be disposed of by sale, if material, are classified as held for sale and reported at the lower of carrying amount or fair value less cost to sell, and depreciation is ceased. Long-lived assets to be disposed of other than by sale are classified as held and used until they are disposed of and reported at the lower of carrying amount or fair value, and depreciation is recognized over the remaining useful life of the assets.

Goodwill and Other Intangible Assets

Goodwill is recorded when the purchase price of a business combination exceeds the estimated fair value of net identified tangible and intangible assets acquired. Goodwill is tested for impairment at the reporting unit level annually, or more frequently when events or changes in circumstances indicate that the fair value of a reporting unit has more likely than not declined below its carrying value. When testing goodwill for impairment, the Business may first assess qualitative factors. If an initial qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, additional quantitative testing is performed. The Business may also elect to skip the qualitative testing and proceed directly to quantitative testing. If the quantitative testing indicates that goodwill is impaired, the carrying value of goodwill is written down to fair value. A discounted cash flow methodology is primarily utilized to calculate fair value.

Finite-lived intangible assets consist primarily of purchased customer lists, developed technology, patents, trademarks and software.

Acquired licenses and intellectual property include intangible assets related to acquisitions and licenses through which the Business has acquired the rights to various research and discovery technologies. These encompass intangible assets such as enabling processes and data libraries necessary to support the integrated genomics and biotechnology platforms.

Acquired trademarks, registrations and germplasm include a broad portfolio of trademarks and registrations for various crop protection products, traits and agricultural seeds. Completed technology germplasm consists of seed hybrids and varieties that are commercially available. Core technology germplasm is the collective germplasm of parental seeds and has a longer useful life as it is used to develop new seed hybrids and varieties. Acquired commercial brands and customer lists are also examples of finite-lived intangible assets.

Trade Accounts Payable and Accrued Liabilities

Trade accounts payable and accrued liabilities directly related to the Business were included in the combined financial statements. Any remaining amount that is processed and handled by Dow’s centralized cash disbursement process were allocated to the Business based on the Business proportion of certain expenses to the corresponding total amount of certain expenses for Dow.

Sales

The Business derives most of its revenue from three main sources: sales of crop protection related products; sales of branded conventional seed and branded seed with biotechnology traits; and royalties and license revenues from licensed biotechnology traits and genetic material.

Revenues from crop protection products are recognized when title to the products is transferred. The Business recognizes revenue on products it sells to distributors when, according to the terms of the sales agreements, delivery has occurred, performance is complete, no right of return exists unless required by law, and pricing is fixed or determinable.

Revenues from seed products are recognized when risks and rewards of ownership of the products are transferred. The Business recognizes revenue on products it sells to distributors when, according to the terms of the sales agreement, delivery has occurred, performance is complete, expected returns can be reasonably estimated, and pricing is fixed or determinable. When the right of return exists in the seed business, revenues are reduced at the time of sale to reflect expected returns. In order to estimate the expected returns, management analyzes historical returns, economic trends, market conditions and changes in customer demand.

Promotional, Advertising and Customer Incentive Program Costs

Promotional and advertising costs are expensed as incurred and are included in selling, general and administrative expenses in the combined statements of income and comprehensive income. Advertising and promotional costs were $129 million and $124 million in 2017 and 2016 respectively. Customer incentive program costs are recorded based on specific performance criteria met by Business customers, such as purchase volumes, promptness of payment and market share increases. The cost of customer incentive programs is generally recorded in “Net Sales” in the combined statements of income and comprehensive income. The fair value of incentive programs earned by customers for services with separate identifiable benefit is generally recorded in “Selling, general and administrative expenses” in the combined statements of income and comprehensive income. As actual customer incentive program expenses are not known at the time of the sale, an estimate based on the best available information (such as historical experience and market research) is used as a basis for recording customer incentive program liabilities. Management analyzes and reviews the customer incentive program balances on a quarterly basis, and adjustments are recorded as appropriate.

Under certain customer incentive programs, product performance and variations in weather can result in free product to customers. The associated cost of this free product is recognized as a reduction to “Net Sales” in the combined statements of income and comprehensive income.

Cost Allocation Methodology

The Business consumes products and services that are provided by Dow. These include materials, utilities, shared manufacturing services and shared administrative services, among others. These products and services are charged to the Business using Dow’s fundamental cost allocation methodology which affects the valuation of inventory, cost of sales, research and development expenses and selling, general and administrative expenses of the Business.

The methodology for costing products and services focuses on the activities performed to produce the products or services. Costs are assigned to activities and then to products or services based on the consumption of activities by each product or service. Each activity is measured and costed per a base unit such as hours or quantity (a “cost driver”). To determine the cost of an activity, all of the resources used to produce the activity are determined. After confirming the expected demand for the product or service, the cost per unit of activity is determined by dividing the total cost by the total expected demand for the cost driver.

Cost of Sales

The Business classifies the costs of manufacturing and distributing its products as cost of sales. Manufacturing costs include raw materials, utilities, packaging, fixed manufacturing costs, fees paid to third party contracted applicators, and fees paid to third party contract manufacturers associated with production. Fixed manufacturing costs include such items as plant site operating costs and overhead, production planning, depreciation and amortization, repairs and maintenance, environmental, and engineering costs and allocations to the Business using Dow’s cost allocation methodology. Freight costs and any directly related costs of transporting finished product to customers are included in “Cost of sales” in the combined statements of income and comprehensive income.

Research and Development

Research and development (“R&D”) expenses are the cost of services performed by the R&D function, including technical service and development, process research, and product development in support of the Business. The expenses incurred by the R&D function in support of the Business include costs recorded within business direct cost centers and allocations to the Business using Dow’s cost allocation methodology. The direct costs include costs incurred with third party contractors and the expenses of the R&D individuals assigned to the Business, including salaries, fringe benefits, travel, materials and supplies, information technology and office expenses.

Selling, General and Administrative

Selling, general and administrative expenses are the cost of services performed by the marketing and sales functions (including sales managers, field sellers, marketing research, marketing communications and promotion and advertising materials) and by administrative functions (including product management, business management, customer invoicing and human resources) in support of the Business. The expenses include costs recorded within business direct cost centers and allocations to the Business using Dow’s cost allocation methodology. The direct costs include the expenses of the marketing and sales individuals assigned to the Business, including salaries, fringe benefits, travel, materials and supplies, information technology and office expenses.

Legal Costs

Legal costs are expensed as incurred. The expenses include costs recorded on business direct cost centers and allocations to the Business using Dow’s cost allocation methodology. The direct costs represent legal costs specifically related to the Business. The impact of legal costs is included in “Cost of Sales”, “Research and development expenses” and “Selling, general and administrative expenses” in the combined statements of income and comprehensive income.

Severance Costs

Management routinely reviews its operations around the world in an effort to ensure competitiveness across its businesses and geographic regions. When the reviews result in a workforce reduction related to the shutdown of facilities or other optimization activities, severance benefits are provided to employees primarily under Dow’s ongoing benefit arrangements. These severance costs are accrued once management commits to a plan of termination and it becomes probable that employees will be entitled to benefits at amounts that can be reasonably estimated. The impact of severance charges is shown as “Restructuring and asset related charges – net” in the combined statements of income and comprehensive income.

Income Taxes

During the periods presented, the Business’s operations are included in the consolidated U.S. federal, certain state and local and foreign income tax returns filed by DowDuPont, where applicable. The Business also files certain separate state and local and foreign income tax returns. The income tax provision (benefit) included in these Combined Financial Statements has been calculated using the separate return basis, as if the Business entities filed separate tax returns. It is possible that the Business will make different tax accounting elections and assertions subsequent to separation. Therefore, the Business’s income taxes, as presented in the Combined Financial Statements, may not be indicative of the income taxes that the Business will generate in the future. In jurisdictions where the Business has been included in tax returns filed by DowDuPont, any income taxes payable resulting from the related income tax provisions have been reflected in the balance sheet within “Net Parent Investment”.

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Based on the evaluation of available evidence, both positive and negative, the Business recognizes future tax benefits, such as net operating loss carryforwards and tax credit carryforwards, to the extent that realizing these benefits is considered to be more likely than not. Deferred taxes are not provided on the unremitted earnings of subsidiaries outside of the United States when it is expected that these earnings will be permanently reinvested.

At December 31, 2017, the Business had a net deferred tax liability balance of $68 million, after valuation allowances of $522 million.

In evaluating the ability to realize the deferred tax assets, the Business relies on, in order of increasing subjectivity, taxable income in prior carryback years, the future reversals of existing taxable temporary differences, tax planning strategies and forecasted taxable income using historical and projected future operating results.

At December 31, 2017 , the Business had deferred tax assets for tax loss and tax credit carryforwards of $531 million, $36 million of which is subject to expiration in the years 2018 through 2022.

Annual tax provisions include amounts considered sufficient to pay assessments that may result from examinations of prior year tax returns; however, the amount ultimately paid upon resolution of issues raised may differ from the amounts accrued. The Business recognizes the financial statement effects of an uncertain income tax position when it is more likely than not, based on technical merits, that the position will be sustained upon examination. At December 31, 2017, the Business had recorded unrecognized tax benefits related to foreign issues of $0.2 million.

On December 22, 2017, the Tax Cuts and Jobs Act (“The Act”) was enacted, making significant changes to the U.S. tax law (see Note 20 to the Consolidated Financial Statements for additional information). The SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”), which provides guidance on accounting for the tax effects of The Act for which the accounting under ASC 740, “Income Taxes” (“ASC 740”) is incomplete. To the extent that a business’s accounting for certain income tax effects of The Act is incomplete, but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. The provisional amounts, and adjustments identified in the measurement period, are recorded to the provision for income taxes in the period the amounts are determined. In accordance with SAB 118, income tax effects of The Act may be refined upon obtaining, preparing, or analyzing additional information during the measurement period and such changes could be material. SAB 118 provides that the measurement period is complete when a business’s accounting is complete and in no circumstances should the measurement period extend beyond one year from the enactment date. If a business cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately prior to enactment of The Act.

NOTE 3 – RECENT ACCOUNTING GUIDANCE

Recently Adopted Accounting Guidance

In the first quarter of 2017, the Business adopted Accounting Standards Update (“ASU”) 2016-09, “Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting,” which simplifies several aspects of the accounting for share-based payment awards to employees, including the accounting for income taxes, forfeitures, statutory tax withholding requirements and classification in the statement of cash flows. The new standard was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Under the new guidance, excess tax benefits related to equity compensation are now recognized in “Provision (credit) for income taxes” in the combined statements of income and comprehensive income rather than in “Additional paid-in capital” in the combined balance sheet and this change was applied on a prospective basis. Changes to the combined statements of cash flows related to the classification of excess tax benefits and employee taxes paid for share-based payment arrangements were implemented on a retrospective basis.

In the fourth quarter of 2017, the Business early adopted ASU 2017-04, “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” The new guidance eliminates the requirement to determine the fair value of individual assets and liabilities of a reporting unit to measure goodwill impairment. Under the amendments in the new guidance, goodwill impairment testing is performed by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The new standard is effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2019, and should be applied on a prospective basis. Early adoption was permitted for annual or interim goodwill impairment testing performed after January 1, 2017. The Business adopted the new guidance for goodwill impairment tests performed in the fourth quarter of 2017.

Accounting Guidance Issued But Not Adopted at December 31, 2017

In May 2014, the Financial Accounting Standards Board (“FASB“) issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, which is the new comprehensive revenue recognition standard that will supersede all existing revenue recognition guidance under U.S. GAAP. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to a customer in an amount that reflects the consideration to which the Business expects to be entitled in exchange for those goods or services. The effective date for this ASU is annual and interim periods beginning on or after December 15, 2017. Entities will have the option of using either a full retrospective approach or a modified approach to adopt the guidance in ASU 2014-09. In 2015 and 2016, the FASB issued additional ASU’s related to Topic 606 that delayed the effective date and clarified various aspects of the new revenue guidance, including principal versus agent considerations, identification of performance obligations, and accounting for licenses, and included other improvements and practical expedients.

The Business analyzed the impact of ASU 2014-09, and the related ASU’s, across all revenue streams to evaluate the impact of the new standard on revenue contracts. This included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard. The Business completed contract reviews and validated the results of applying the new revenue guidance. The Business finalized its accounting policies, the evaluation of the impact of the accounting and disclosure requirements on its business processes, controls and systems, and is drafting new disclosures required post-implementation in 2018. The Business will adopt the new standard using the modified retrospective approach, under which the cumulative effect of initially applying the new guidance will be recognized as an adjustment to the opening balance of net parent investment in the first quarter of 2018. Based on the completed analysis, the Business has determined the adjustment will not have a material impact on the combined financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance requires that a lessee recognize assets and liabilities for leases with lease terms of more than twelve months and recognition, presentation and measurement in the financial statements will depend on its classification as a finance or operating lease. In addition, the new guidance will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting remains largely unchanged from current U.S. GAAP but does contain some targeted improvements to align with the new revenue recognition guidance issued in 2014. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, using a modified retrospective approach, and early adoption is permitted. The Business has a team in place to evaluate the new guidance and is in the process of implementing a software solution to facilitate the development of business processes and controls around leases to meet the new accounting and disclosure requirements upon adoption in the first quarter of 2019.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” which addresses the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows with respect to eight specific cash flow issues. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The amendments should be applied using a retrospective transition method to each period presented, if practicable. Early adoption is permitted, including adoption in an interim period, and any adjustments should be reflected as of the beginning of the fiscal year that includes the interim period. All amendments must be adopted in the same period.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory,” which requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, and should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to net parent investment at the beginning period of adoption. Early adoption is permitted in the first interim period of an annual reporting period for which financial statements have not been issued. The Business will adopt the new guidance in the first quarter of 2018 and the adoption of this guidance will not have a material impact on the combined financial statements.

In March 2017, the FASB issued ASU 2017-07, “Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost,” which amends the requirements related to the income statement presentation of the components of net periodic benefit cost for employer sponsored defined benefit pension and other postretirement benefit plans. Under the new guidance, an entity must disaggregate and present the service cost component of the net periodic benefit cost in the same income statement line item(s) as other employee compensation costs arising from services rendered during the period, and only the service cost component will be eligible for capitalization. Other components of net periodic benefit cost will be presented separately from the line item(s) that includes the service cost. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted at the beginning of an annual period in which the financial statements have not been issued. Entities must use a retrospective transition method to adopt the requirement for separate presentation of the income statement service cost and other components, and a prospective transition method to adopt the requirement to limit the capitalization of benefit cost to the service cost component. The Business will adopt the new guidance in the first quarter of 2018, using a retrospective transition method to reclassify net periodic benefit cost, other than the service cost component, from “Cost of sales,” “Research and development expenses” and “Selling, general and administrative expenses” to “Sundry income (expense) – net” in the combined statements of income and comprehensive income.

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities,” which amends the hedge accounting recognition and presentation defined under ASC 815, with the objectives of improving the financial reporting of hedging relationships to better portray the economic results of an entity’s risk management activities and simplifying the application of hedge accounting by preparers. The new standard expands the strategies eligible for hedge accounting, relaxes the timing requirements of hedge documentation and effectiveness assessments, and permits, in certain cases, the use of qualitative assessments on an ongoing basis to assess hedge effectiveness. The new guidance also requires new disclosures and presentation. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted in any interim or annual period after issuance of the ASU. Entities must adopt the new guidance by applying a modified retrospective approach to hedging relationships existing as of the adoption date. The Business will early adopt the new guidance in the second quarter of 2018 and there will not be a material impact on the combined financial statements.

In February 2018, the FASB issued ASU 2018-02, “Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income,” which allows a reclassification from accumulated other comprehensive income to net parent investment for stranded tax effects resulting from Tax Cuts and Jobs Act of 2017 (“The Act”), which was enacted on December 22, 2017, and requires certain disclosures about stranded tax effects. An entity has the option of applying the new guidance at the beginning of the period of adoption or retrospectively to each period (or periods) in which the tax effects related to items remaining in accumulated other comprehensive income are recognized. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, and early adoption is permitted, including adoption in an interim period for reporting periods in which the financial statements have not yet been issued. The Business will early adopt the new guidance in the second quarter of 2018.

NOTE 4 – RESTRUCTURING AND ASSET RELATED CHARGES

DowDuPont Cost Synergy Program

In September and November 2017, DowDuPont Inc. (“DowDuPont”) approved post-merger restructuring actions under the DowDuPont Cost Synergy Program (the “Synergy Program”), which is designed to integrate and optimize the organization following the merger between Dow and DuPont and in preparation for the intended separation of DowDuPont’s agriculture business.

As a result of these actions, the Business recorded pretax restructuring charges of $181 million, consisting of severance and related benefit costs of $47 million, asset write-downs and write-offs of $94 million and costs associated with exit and disposal activities of $40 million. The impact of these charges is shown as “Restructuring and asset related charges – net” in the combined statements of income and comprehensive income.

Synergy Program In millions	Severance and Related Benefit Costs	Assets Write- downs and Write-offs	Cost Associated with Exit and Disposal Activities	Total
2017 Restructuring Charges	$47	$94	$40	$181

Charges against the reserve	—	(94)	—	(94)
Cash payments	(13)	—	—	(13)

Reserve balance at December 31, 2017	$34	$—	$40	$74

2016 Restructuring

On June 27, 2016, Dow’s Board approved a restructuring plan. As a result of these actions, the Business recorded pretax restructuring charges of $6 million. The impact of these charges are included in “Restructuring and asset related charges – net” in the combined statements of income and comprehensive income.

NOTE 5 – DIVESTITURES

Divestiture of a Portion of Dow AgroSciences’ Brazil Corn Seed Business

On July 11, 2017, as a condition of regulatory approval of the merger between Dow and DuPont, Dow announced it had entered into a definitive agreement with CITIC Agri Fund to sell a portion of Dow AgroSciences’ Brazil corn seed business (the “DAS Divested Ag Business”), including four corn seed production sites and four research centers, a copy of Dow AgroSciences’ Brazilian corn germplasm bank, certain commercial and pipeline hybrids, the MORGAN™ trademark and a license to the DOW SEMENTES™ trademark for 12 months. On November 30, 2017, the sale was completed for $1,129 million, net of working capital adjustments, costs to sell and other adjustments, with proceeds subject to customary post-closing adjustments.

In 2017, the Business recognized a pretax gain of $671 million on the sale, included in “Sundry income (expense) – net” in the combined statements of income and comprehensive income.

DAS Divested Ag Business Assets and Liabilities Divested on November 30, 2017 In millions
Cash and cash equivalents	$22
Accounts and notes receivable – trade and other	59
Inventories	139
Net property	70
Goodwill	128
Noncurrent receivables, deferred charges and other assets	102

Total assets divested	$520

Current liabilities	$39
Long-Term Debt and other noncurrent liabilities	23

Total liabilities divested	$62

Net carrying value divested	$458

NOTE 6 – ACCOUNTS RECEIVABLE

The Business’s trade accounts receivable for the periods presented were subject to inclusion in Dow’s various trade accounts receivable securitization programs whereby trade accounts receivable of select entities were sold on a revolving basis to certain multi-seller commercial paper conduit entities. The loss on the sale of receivables is recorded as interest expense by Dow; none of this loss is allocated to the Business. In 2017, Dow held a beneficial interest in certain conduits that were recorded as an asset on Dow’s balance sheet. This asset is considered part of Dow’s centralized cash and debt management activities, and as such, no portion of the asset has been allocated to the Business. Trade accounts receivable derecognized from the combined balance sheet of the Business were $275 million at December 31, 2017.

The provision for doubtful receivables, included in “Selling, general and administrative expenses” in the combined statements of income and comprehensive income, was a credit of $1 million in 2017 and a provision of $17 million in 2016.

NOTE 7 – INVENTORIES

The following table provides a breakdown of inventories:

Inventories at December 31 In millions	2017
Finished goods	$951
Work in process	731
Raw materials	164
Supplies	51

Total inventories	$1,897

NOTE 8 – PROPERTY

Property at December 31 In millions	Estimated Useful Lives (Years)	2017
Land and land improvement	0-25	$205
Buildings	5-50	590
Machinery and equipment	3-25	2,591
Other property	3-50	194
Construction in progress	—	144

Total property		$3,724

In millions	2017	2016
Depreciation expense	$182	$161

NOTE 9 – NONCONSOLIDATED AFFILIATES

The Business’s investments in companies accounted for using the equity method (“nonconsolidated affiliates”) was $51 million at December 31, 2017, classified as “Investment in nonconsolidated affiliates” in the combined balance sheet.

The Business has service agreements with some of these entities, including contracts to manage the operations of manufacturing sites and the construction of new facilities; licensing and technology agreements; and marketing, sales, purchase, lease and sublease agreements.

Sales to and purchases from nonconsolidated affiliates, and balances due to nonconsolidated affiliates were not significant to the combined financial statements. Balance due from nonconsolidated affiliates was $69 million at December 31, 2017, and were included in “Accounts and notes receivable – Other” in the combined balance sheet.

Principal Nonconsolidated Affiliates

The Business had an ownership interest in 11 nonconsolidated affiliates at December 31, 2017. The Business’s ownership interest (direct and indirect) in each principal nonconsolidated affiliate at December 31, 2017 and 2016 is as follows:

	Ownership Interest
Principal Nonconsolidated Affiliates at December 31	2017	2016
ChacoDAS S.A.	50.0%	50.0%
Barenbrug Holding B.V.	25.7%	25.7%
Illinois Foundation Seeds, Inc.	—%	45.3%

The Business’s investment in its principal nonconsolidated affiliates was $40 million at December 31, 2017. Equity earnings from these companies were $3 million in 2017 and $2 million in 2016. The summarized financial information that follows represents the combined accounts (at 100 percent) of the principal nonconsolidated affiliates.

Summarized Balance Sheet Information at December 31 In millions	2017
Current assets	$217

Noncurrent assets	63

Total assets	$280

Current liabilities	$136
Noncurrent liabilities	23

Total liabilities	$159

Noncontrolling interests	$—

Summarized Income Statement Information In millions	2017	2016
Sales	$209	$304
Gross profit	$76	$111
Net income	$7	$19

NOTE 10 – GOODWILL AND OTHER INTANGIBLE ASSETS

The following table shows changes in the carrying amount of goodwill for the year ended December 31, 2017:

Goodwill In millions	Total
Balance at January 1, 2017	$1,472
Divestiture of the DAS Divested Ag Business	(128)

Balance at December 31, 2017	$1,344

Goodwill Impairment Testing

The Business performs an impairment test of goodwill annually in the fourth quarter. In the fourth quarter of 2017, the Business early adopted ASU 2017-04. See Note 3 for additional information.

In 2017, Dow performed a qualitative assessment for the Business. The qualitative test indicated that it was not more likely than not that fair value was less than the carrying value for the Business. Impairment tests conducted in 2016 concluded that no goodwill impairments existed.

Other Intangible Assets

The following table provides information regarding the Business’s other intangible assets:

	2017
Other Intangible Assets at December 31 In millions	Gross Carrying Amount	Accum Amount	Net
Intangible assets with finite lives:
Developed technology	$109	$(100)	$9
Software	42	(30)	12
Trademarks	114	(72)	42
Customer-related	18	(18)	—
Licensing Agreement	60	(3)	57
Other	141	(111)	30

Total other intangible assets, finite lives	$484	$(334)	$150

IPR&D	47	—	47

Total other intangible assets	$531	$(334)	$197

The following table provides information regarding amortization expense related to intangible assets:

Amortization Expense In millions	2017	2016
Other intangible assets, excluding software	$18	$18
Software, included in “Cost of sales”	$2	$2

Total estimated amortization expense for the next five fiscal years is as follows:

Estimated Amortization Expense for Next Five Years In millions
2018	$24
2019	$22
2020	$21
2021	$17
2022	$14

NOTE 11 – FAIR VALUE MEASUREMENTS

Fair Value Measurements on a Nonrecurring Basis

2017 Fair Value Measurements on a Nonrecurring Basis

As part of the Synergy Program, the Business has or will shut down several manufacturing, R&D and administrative facilities around the world, including the write-down of other non-manufacturing assets. These assets, classified as Level 3 measurements, were written down to zero in the fourth quarter of 2017 using unobservable inputs, including assumptions a market participant would use to measure fair value of the group of assets, which included projected cash flows. The impairment charges, totaling $94 million, were included in “Restructuring and asset-related charges – net” in the combined statements of income and other comprehensive income. See Note 4 for additional information on the Business’s restructuring activities.

NOTE 12 – SUPPLEMENTARY INFORMATION

Sundry Income (Expense) – Net In millions	2017	2016
Interest income	$40	$32
Foreign exchange losses	(3)	(70)
Gain on divestiture of DAS Divested Ag Business[1]	671	—
Loss on sale of other business	—	(2)
Gain on sales of other assets and investments	2	10
Loss related to Bayer CropScience arbitration matter[2]	(469)	—
Other – net	—	10

Total sundry income (expense) – net	$241	$(20)

1.	See Note 5 for additional information.
2.	See Note 13 for additional information.

Accounts Payable – Other

“Accounts payable – Other” was $570 million at December 31, 2017, which included Accounts Payable – Trade Promotion of $366 million at December 31, 2017. No other component of “Accounts payable – Other” was more than 5 percent of total current liabilities.

Accrued and Other Current Liabilities

“Accrued and other current liabilities” was $661 million at December 31, 2017, which included customer prepayments of $281 million at December 31, 2017. No other component of “Accrued and other current liabilities” was more than 5 percent of total current liabilities.

Other Noncurrent Obligations

“Other noncurrent obligations” was $169 million at December 31, 2017 which included deferred cash awards, environmental clean-up liability, long-term accounts payable and noncurrent deferred income. No component of “Other noncurrent obligations” was more than 5 percent of total liabilities.

NOTE 13 – COMMITMENTS AND CONTINGENT LIABILITIES

Environmental Matters

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law and existing technologies. These obligations are included in “Accrued and other current liabilities” and “Other noncurrent obligations” in the combined balance sheet. This is management’s best estimate of the costs for remediation and restoration with respect to environmental matters for which the Business has accrued liabilities, although it is reasonably possible that the ultimate cost with respect to these particular matters could range up to approximately two times that amount. Consequently, it is reasonably possible that environmental remediation and restoration costs in excess of amounts accrued could have a material impact on the Business’s results of operations, financial condition and cash flows. It is the opinion of the Business’s management, however, that the possibility is remote that costs in excess of the range disclosed will have a material impact on the Business’s results of operations, financial condition or cash flows. Inherent uncertainties exist in these estimates primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, and emerging remediation technologies for handling site remediation and restoration. The Business had accrued obligations of $35 million at December 31, 2017 for probable environmental remediation and restoration costs.

The following table summarizes the activity in the Business’s accrued obligations for environmental matters for the years ended December 31, 2017:

Accrued Obligations for Environmental Matters In millions	2017
Balance at January 1	$30
Additional accruals	14
Payments against reserve	(10)
Foreign currency impact	1

Balance at December 31	$35

The amounts charged to income on a pretax basis related to environmental remediation totaled $14 million in 2017 and $11 million in 2016. Capital expenditures for environmental protection were $1 million in 2017 and $1 million in 2016.

Litigation

Bayer CropScience vs the Business’s ICC Arbitration

On August 13, 2012, Bayer CropScience AG and Bayer CropScience NV (together, “Bayer”) filed a request for arbitration with the International Chamber of Commerce (“ICC”) International Court of Arbitration against the Business under a 1992 license agreement executed by predecessors of the parties (the “License Agreement”). In its request for arbitration, Bayer alleged that (i) the Business breached the License Agreement, (ii) the License Agreement was properly terminated with no ongoing rights to the Business, (iii) the Business has infringed and continues to infringe its patent rights related to the use of the pat gene in certain soybean and cotton seed products, and (iv) Bayer is entitled to monetary damages and injunctive relief. The Business denied that it breached the License Agreement and asserted that the License Agreement remained in effect because it was not properly terminated. The Business also asserted that all of Bayer’s patents at issue are invalid and/or not infringed, and, therefore, for these reasons (and others), a license was not required. During the pendency of the arbitration proceeding, the Business filed six re-examination petitions with the United States Patent & Trademark Office (“USPTO”) against the Bayer patents, asserting that each patent is invalid based on the doctrine against double-patenting and/or prior art. The USPTO granted all six petitions, and, on February 26, 2015, the USPTO issued an office action rejecting the patentability of the sole Bayer patent claim in the only asserted Bayer patent that has not expired (the “962 patent”) and that forms the basis for the vast majority of the damages in the arbitral award discussed below.

A three-member arbitration tribunal (the “tribunal”) presided over the arbitration proceeding. In a decision dated October 9, 2015, the tribunal determined that (i) the Business breached the License Agreement, (ii) Bayer properly terminated the License Agreement, (iii) all of the patents remaining in the proceeding are valid and infringed, and (iv) that Bayer is entitled to monetary damages in the amount of $455 million inclusive of pre-judgment interest and costs (the “arbitral award”). One of the arbitrators, however, issued a partial dissent finding that all of the patents are invalid based on the double-patenting doctrine.

On October 16, 2015, Bayer filed a motion in U.S. District Court for the Eastern District of Virginia (“Federal District Court”) seeking to confirm the arbitral award. The Business opposed the motion and filed separate motions to vacate the award, or in the alternative, to stay enforcement of the award until the USPTO issued final office actions with respect to the re-examination proceedings. On January 15, 2016, the Federal District Court denied the Business’s motions and confirmed the award. The Business appealed the Federal District Court’s decision. On March 1, 2017, the U.S. Court of Appeals for the Federal Circuit (“Federal Circuit”) affirmed the arbitral award. As a result of this action, in the first quarter of 2017, the Business recorded a loss of $469 million, inclusive of the arbitral award and post-judgment interest, which was included in “Sundry income (expense) – net” in the combined statements of income and comprehensive income. On May 19, 2017, the Federal Circuit issued a mandate denying the Business’s request to stay the arbitral award pending judicial review by the United States Supreme Court. On May 26, 2017, the Business paid the $469 million arbitral award to Bayer as a result of that decision. On September 11, 2017, the Business filed a petition for writ of certiorari with the United States Supreme Court to review the case, but the Court denied the Business’s petition.

The litigation is now concluded with no risk of further liability. The Business continues to believe that the arbitral award is fundamentally flawed because, among other things, it allowed for the enforcement of invalid patents. The arbitral award and subsequent related judicial decisions will not impact the Business’s commercialization of its soybean and cotton seed products, including those containing the ENLIST™ technologies.

Other Litigation Matters

In addition to the Bayer matter, the Business is party to a number of other claims and lawsuits arising out of the normal course of business with respect to product liability, patent infringement, governmental regulation, contract and commercial litigation, and other actions. Certain of these actions purport to be class actions and seek damages in very large amounts. All such claims are being contested. The Business participates in an active risk management program consisting of numerous insurance policies secured from many carriers at various times. These policies may provide coverage that could be utilized to minimize the financial impact, if any, of certain contingencies described above. It is the opinion of the Business’s management that the possibility is remote that the aggregate of all such other claims and lawsuits will have a material adverse impact on the results of operations, financial condition and cash flows of the Business.

The Business insured certain litigation matters through the Dow’s insurance company. At December 31, 2017, litigation liability was $49 million included in “Accrued and other current liabilities” and “Other noncurrent obligations”. Insured litigation receivables were $40 million included in “Accounts and notes receivable – other”.

Purchase Commitments

The Business has outstanding purchase commitments and various commitments for take-or-pay or throughput agreements. The Business was not aware of any purchase commitments that were negotiated as part of a financing arrangement for the facilities that will provide the contracted goods or services or for the costs related to those goods or services at December 31, 2017.

Guarantees

The following table provides a summary of final expiration, maximum future payments and recorded liability reflected in the balance sheet for guarantees:

	December 31, 2017
Guarantees In millions	Final Expiration	Maximum Future Payments	Recorded Liability
Guarantees	2023	$340	$5

Guarantees arise during the ordinary course of business from relationships with customers and nonconsolidated affiliates when the Business undertakes an obligation to guarantee the performance of others (via delivery of cash or other assets) if specified triggering events occur. With guarantees, such as financial contracts, non-performance by the guaranteed party triggers the obligation of the Business to make payments to the beneficiary of the guarantee. The majority of the Business’s guarantees relates to debt of nonconsolidated affiliates, which have expiration dates ranging from less than one year to three years, and trade financing transactions in Latin America, which typically expire within one year of inception. The Business’s current expectation is that future payment or performance related to the non-performance of others is considered remote.

NOTE 14 – LONG-TERM DEBT

Long-Term Debt at December 31 In millions	2017 Average Rate	2017
Foreign currency loans, various rates and maturities	4.86%	$24
Capital lease obligations	—	5
Long-term debt due within one year	—	(6)

Total long-term debt		$23

Annual Installments on Long-Term Debt for Next Five Years In millions
2018	$5
2019	$5
2020	$3
2021	$2
2022	$3

The carrying value of long-term debt is representative of its fair value.

NOTE 15 – PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Single-Employer Pension Plans

The Business has single-employer defined benefit pension plans that covers employees in three countries outside United States. Each country has different benefit formulas and employee eligibility.

The Business funding policy is to contribute to the plans when pension laws or economics either require or encourage funding. In 2017, the Business contributed $3 million to its pension plans. The Business expects to contribute approximately $4 million to its pension plans in 2018.

The assumptions used to determine pension plan obligations and net periodic benefit costs are provided below:

	Benefit Obligations at December 31	Net Periodic Costs for the Year
Assumptions for All Single-Employer Pension Plans	2017	2017	2016
Discount rate	0.5% – 3.3%	1.5% – 3.6%	1.5% – 3.9%
Rate of increase in future compensation levels	2.0% – 4.0%	2.0% – 4.0%	2.0% – 4.0%
Expected long-term rate of return on plan assets	—	—	1.8% – 7.0%

The Business determines the expected long-term rate of return on plan assets by performing a detailed analysis of key economic and market factors driving historical returns for each asset class and formulating a projected return based on factors in the current environment. Factors considered include, but are not limited to, inflation, real economic growth, interest rate yield, interest rate spreads, and other valuation measures and market metrics. The expected long-term rate of return for each asset class is then weighted based on the strategic asset allocation approved by the governing body for each plan. The Business’s historical experience with the pension fund asset performance is also considered.

The accumulated benefit obligation for all single-employer defined benefit pension plans was $119 million at December 31, 2017.

Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets at December 31 In millions	2017
Projected benefit obligation	$133
Accumulated benefit obligation	$119
Fair value of plan assets	$45

Net Periodic Benefit Cost for all Single-Employer Pension Plans for the Year Ended December 31 In millions	Defined Benefit Pension Plans
	2017	2016
Service cost	$4	$3
Interest cost	2	2
Expected return on plan assets	(3)	(3)
Amortization of unrecognized loss	3	2

Net periodic benefit cost	$6	$4

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive (Income) Loss for All Single-Employer Pension Plans In millions	Defined Benefit Pension Plans
	2017	2016
Net loss	$7	$8
Amortization of net loss	(2)	(2)
Other adjustment	3	—

Total recognized in other comprehensive loss	$8	$6

Total recognized in net periodic benefit cost and other comprehensive loss	$14	$10

Change in Projected Benefit Obligations, Plan Assets and Funded Status for all Single-Employer Plans In millions	Defined Benefit Pension Plans
2017
Change in projected benefit obligation:
Benefit obligation at beginning of year	$95
Service cost	4
Interest cost	2
Actuarial changes in assumptions and experience	7
Acquisition/divestures/other activity	17
Benefits paid	(3)
The effect of foreign exchange rate	11

Benefit obligation at end of year	$133

Change in plan assets:
Fair value of plan assets at beginning of year	$38
Actual return on plan assets	3
Employer contributions	3
The effect of foreign exchange rates	4
Benefits paid	(3)

Fair value of plan assets at end of year	$45

Funded status at end of year	$(88)

Net amounts recognized in the combined balance sheet at December 31:
Accrued and other current liabilities	$(2)
Pension and postretirement benefits – noncurrent	(86)

Net amounts recognized in the combined balance sheet	$(88)

Pretax amounts recognized in AOCL at December 31:
Net loss	$44

Pretax balance in AOCL at end of year	$44

In 2018, an estimated net loss of $3 million and prior service credit immaterial for the single-employer defined benefit pension plans will be amortized from AOCL to net periodic benefit cost.

Estimated Future Benefit Payments

The estimated future benefit payments, reflecting expected future service, as appropriate, are presented in the following table:

Estimated Future Benefit Payments at December 31, 2017 In millions	Defined Benefit Pension Plans
2018	$7
2019	7
2020	8
2021	7
2022	8
2023 through 2027	36

Total	$73

Plan Assets

Plan assets totaled $45 million at December 31, 2017. The investments did not include DowDuPont stock and were comprised of other investments. The fair value of pension plan assets classified as Level 1 is $12 million based on unadjusted quoted price. The fair value classified as Level 2 is $29 million based on significant other observable inputs. The fair value classified as Level 3 is $4 million based on significant unobservable inputs.

Single-Employer Other Postretirement Benefits

The Business provides certain health care and life insurance benefits to retired employees. There is one single-employer plan, which is not significant to the Business. The total other post retirement plan net periodic costs included in the Business’s financial results amounted to less than $1 million at December 31, 2017 and less than $1 million at December 31, 2016.

Multi-Employer Defined Benefit Pension and Other Post Retirement Plans

The Business has a number of employees under various multi-employer defined benefit pension plans and other post retirement plans administered by Dow. The pension and other postretirement benefits obligation and net service cost of Dow’s plan are determined based on the actuarial valuations of individual participant data while projected returns on plan assets were also factored into the computation of net periodic pension and post-retirement cost. Cost associated with pension and other post retirement plans were allocated based on the Business employees’ proportionate share of costs for the respective Dow plans in which they participate. These cost are considered to have been settled with Dow at the time of allocation of these expenses to the Business. The pension and other post retirement plan expenses for the Business’s participating employees was $82 million in 2017 and $24 million in 2016.

Defined Contribution Plans

Dow offers defined contribution plans to eligible employees in United States whereby employees participate by contributing a portion of their compensation, which is partially matched by Dow. Dow’s contributions for defined contribution plans are allocated to the Business based on the headcount of the participating Business employees. Total contributions allocated to the Business were $38 million in 2017 and $38 million in 2016.

NOTE 16 – LEASED PROPERTY

The Business has leases primarily for facilities and distribution equipment. Upon the termination of the leases, the Business has the option to purchase certain leased equipment and buildings based on a fair market value determination. The future minimum rental payments under leases with remaining noncancellable terms in excess of one year are as follows:

Minimum Lease Commitments at December 31, 2017 In millions
2018	$28
2019	22
2020	17
2021	13
2022	5
2023 and thereafter	16

Total	$101

Rental expenses under leases were $76 million in 2017 and $72 million in 2016.

NOTE 17 – VARIABLE INTEREST ENTITIES Consolidated Variable Interest Entities (“VIEs”)

At December 31, 2017, the Business holds a variable interest in one joint venture for which the Business is the primary beneficiary.

The joint venture is primarily involved in the agrochemicals and seed manufacturing business and have operating facilities in Brazil. The Business’s variable interests in the joint venture are related to arrangements between the joint venture and the Business. The arrangements with the joint venture are primarily related to toll manufacturing services provided by the joint venture.

Assets and Liabilities of Consolidated VIEs

The Business’s combined financial statements include the assets, liabilities and results of operations of this VIE for which the Business is the primary beneficiary. The other equity holders’ interests are reflected in “Net income attributable to noncontrolling interests” in the combined statements of income and comprehensive income and “Noncontrolling interests” in the combined balance sheet. The following table summarizes the carrying amounts of this entity’s assets and liabilities included in the Business’s combined balance sheet at December 31, 2017:

Assets and Liabilities of Consolidated VIEs at December 31 In millions	2017
Cash and cash equivalents	$3
Other current assets	2
Net property	23
Other noncurrent assets	1

Total assets[1]	$29

Current liabilities	$3
Long-term debt	15

Total liabilities[2]	$18

1.	All assets were restricted at December 31, 2017.
2.	All liabilities were nonrecourse at December 31, 2017.

Nonconsolidated Variable Interest Entities

The Business holds variable interest in the various K2 Pure legal entities (“K2 Pure”) that are involved producing various chlor-alkali products using salt, water and electricity. The variable interest in K2 Pure relates to several agreements pertaining to the construction, lease operations of an electro chemical unit at the Business’s Pittsburg, California site.

NOTE 18 – STOCK-BASED COMPENSATION

Dow provides stock-based compensation programs for employees (including those employed by the Business) in the form of an Employee Stock Purchase Plan (“ESPP”) and stock incentive plans, which include stock options, deferred stock awards and performance-based deferred stock awards. Stock-based compensation awards vest over a specified period or upon employees meeting certain performance and retirement eligibility criteria. The fair value of equity instruments issued to employees is measured on the grant date.

In connection with the merger of Dow and DuPont, on August 31, 2017 (“Conversion Date”) all outstanding Dow stock options and deferred stock awards were converted into stock options and deferred stock awards with respect to DowDuPont common stock. The stock options and deferred stock awards have the same terms and conditions under the applicable plans and award agreements prior to the merger. All outstanding and nonvested performance deferred stock awards were converted into deferred stock awards with respect to DowDuPont common stock at the greater of the applicable performance target or the actual performance as of the effective time of the merger. Dow and DuPont did not merge their stock-based compensation plans as a result of the merger. The Dow stock-based compensation plans were assumed by DowDuPont and continue in place with the ability to grant and issue DowDuPont common stock.

Awards based solely on service are recognized over the vesting period or from the grant date to the date on which retirement eligibility provisions have been met and additional service is no longer required. Performance-based deferred stock awards vest when Dow attains specified performance targets over a predetermined period, generally one to three years.

Compensation expense related to performance deferred stock awards is recognized over the lesser of the service or performance period. Changes in the fair value of liability instruments are recognized as compensation expense.

The Business’s employees participate in Dow’s stock-based compensation programs – and their awards are based on DowDuPont stock and Dow metrics. Compensation expense of $30 million in 2017 and $24 million in 2016 related to these programs is included in “Cost of sales”, “Research and development expenses”, and “Selling, general and administrative expenses”, as applicable, based on the Business’s employees who participated in the programs. As of December 31, 2017, total compensation cost related to non-vested awards not yet recognized approximated $17 million; it is anticipated that this amount would be recognized over approximately two years.

NOTE 19 – RELATED PARTY TRANSACTIONS

During 2017 and 2016, the Business purchased products used in production from Dow in the amount of $118 million and $96 million respectively.

Effective with the Merger, the Business reports transaction with DuPont and its affiliates as related party transaction. Transactions with DuPont and its affiliates in the period from September 1, 2017 through December 31, 2017 were $25 million.

NOTE 20 – INCOME TAXES

During the periods presented, the Business’s operations are included in the consolidated U.S. federal, certain state and local and foreign income tax returns filed by DowDuPont, where applicable. The Business also files certain separate state and local and foreign income tax returns. The income tax provision (benefit) included in these Combined Financial Statements has been calculated using the separate return basis, as if the Business entities filed separate tax returns. It is possible that the Business will make different tax accounting elections and assertions subsequent to separation. Therefore, the Business’s income taxes, as presented in the Combined Financial Statements, may not be indicative of the income taxes that the Business will generate in the future.

Geographic Allocation of Income and Provision (Credit) for Income Taxes In millions	2017	2016
Income (Loss) before income taxes
Domestic	$(109)	$212
Foreign	685	427

Income before income taxes	$576	$639

Current tax expense (benefit)
Federal	$(3)	$(13)
State and local	15	11
Foreign	287	219

Total current tax expense	$299	$217

Deferred tax expense (benefit)
Federal	$181	$(250)
State and local	3	2
Foreign	(23)	(17)

Total deferred tax expense (benefit)	$161	$(265)

Provision (Credit) for income taxes	$460	$(48)

Net income	$116	$687

The differences between income taxes computed using the statutory U.S. federal income tax rate and the provision for income taxes from operations were as follows:

Reconciliation to U.S. Statutory Rate	2017	2016
Statutory U.S. federal income tax rate	35.0%	35.0%
Impact of equity earnings and partnerships	(2.3)	(0.3)
Foreign income taxed at rates other than 35%	(8.8)	1.7
U.S. tax effect of foreign earnings and dividends	(3.0)	(43.3)
Unrecognized tax benefits	—	0.1
Changes in valuation allowances	65.6	(1.7)
Impact of U.S. tax reform	(11.6)	—
State and local income taxes	1.7	1.5
Acquisitions, divestitures and ownership restructuring activities	7.7	—
Excess tax benefits from stock compensation	(1.6)	—
Changes in prior period estimates	(3.5)	(0.2)
Other	0.7	(0.3)

Effective Tax Rate	79.9%	(7.5)%

The significant components of deferred income tax assets and liabilities were as follows:

	2017
Deferred Tax Balances at December 31 In millions	Assets	Liabilities
Property	$18	$(9)
Tax loss and credit carryforwards	531	—
Postretirement benefit obligation	29	—
Other accruals and reserves	99	(3)
Intangibles	48	(42)
Inventory	22	(16)
Investments	2	(224)
Other – net	14	(15)

Subtotal	$763	$(309)

Valuation allowances	(522)	—

Total	$241	$(309)

Based on the evaluation of available positive and negative evidence, including the evaluation of expected reversals of deferred income tax assets and liabilities, taxable income in prior carryback years, estimates of projected future taxable income and tax planning strategies, the Business recognized a valuation allowance against deferred tax assets, including certain net operating loss carryforwards, tax credit carryforwards and deductible temporary differences, that are not more likely than not realizable equal to $522 million at December 31, 2017. During the twelve months ended December 31, 2017, valuation allowances increased by $403 million. The $403 million increase in 2017 is primarily related to a change in the Business’s ability, a direct result of the Act, to generate and rely on sufficient levels of future foreign source income as a source of income when assessing its foreign tax credits for realizability.

Operating Loss and Tax Credit Carryforwards In millions	2017
Operating loss carryforwards
Expire within 5 years	$18
Expire after 5 years or indefinite expiration	110

Total operating loss carryforwards	$128

Tax credit carryforwards
Expire within 5 years	$18
Expire after 5 years or indefinite expiration	385

Total tax credit carryforwards	$403

Total operating loss and tax credit carryforwards	$531

Undistributed earnings of foreign subsidiaries and related companies that are deemed to be permanently reinvested amounted to $608 million at December 31, 2017 and $3,184 million at December 31, 2016. The Act imposed U.S. tax on all foreign unrepatriated earnings. These undistributed earnings are still subject to certain taxes upon repatriation, primarily where foreign withholding taxes apply. At this time, it is not practicable to calculate the unrecognized deferred tax liability on the indefinitely reinvested undistributed foreign earnings.

The following table provides a reconciliation of the Business’s unrecognized tax benefits:

Total Gross Unrealized Tax Benefits In millions	2017	2016
Total unrecognized tax benefits at January 1	$0.2	$0.1
Decreases related to positions taken on items from prior years	—	—
Increases related to positions taken on items from prior years	—	0.1
Increases related to positions taken in the current year	—	—
Settlement of uncertain tax positions with tax authorities	—	—
Decreases due to expiration of statutes of limitations	—	—

Total unrecognized tax benefits at December 31	$0.2	$0.2

Total unrecognized tax benefits that, if recognized, would impact the effective tax rate	$0.2	$0.2
Total amount of interest and penalties (benefit) recognized in “Provision for income taxes”	$(0.2)	$0.4
Total accrual for interest and penalties recognized in the consolidated balance sheets	$0.3	$0.5

The Business recognizes the financial statement effects of an uncertain income tax position when it is more likely than not, based on technical merits, that the position will be sustained upon examination. At December 31, 2017 , the Business had recorded unrecognized tax benefits related to foreign issues of $0.2 million.

If recognized, approximately $0.2 million and $0.2 million at December 31, 2017 and 2016, respectively, of the unrecognized tax benefits would reduce Dow’s effective tax rate. It is not expected that the unrecognized tax benefits will decrease within the next 12 months.

Interest and penalties related to income taxes are classified as a component of income tax expense. Accrued interest and penalties related to income taxes were $0.3 million and $0.5 million at December 31, 2017 and 2016, respectively. Interest and penalties recognized in the provision for income taxes for the years ending December 31, 2017 and 2016 were a benefit of $0.2 million and an expense of $0.4 million, respectively.

Each year, the Business files tax returns in the various national, state and local income taxing jurisdictions in which it operates. These tax returns are subject to examination and possible challenge by the tax authorities. Positions challenged by the tax authorities may be settled or appealed by the Business. As a result, there is an uncertainty in income taxes recognized in the Business’s financial statements in accordance with accounting for income taxes and accounting for uncertainty in income taxes. The impact on the Business’s results of operations is not expected to be material.

Tax years that remain subject to examination for the Business’s major tax jurisdictions are shown below:

Tax Years Subject to Examination by Major Tax Jurisdiction at December 31, 2017 Jurisdiction	Tax Year
Argentina	2010
Brazil	2007
Canada	2014
China	2007
Italy	2013
The Netherlands	2015
Switzerland	2014
United States:
Federal	2004
State and Local	2004

Tax Cuts and Jobs Act

On December 22, 2017, the Act was enacted. The Act reduces the U.S. federal corporate income tax rate from 35 percent to 21 percent, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously deferred, creates new provisions related to foreign sourced earnings, eliminates the domestic manufacturing deduction and moves to a territorial system. At December 31, 2017, the Business had not completed its accounting for the tax effects of The Act; however, as described below, the Business made a reasonable estimate of the effects on its existing deferred tax balances and the one-time transition tax. In accordance with Staff Accounting Bulletin 118 (“SAB 118”), income tax effects of The Act may be refined upon obtaining, preparing, or analyzing additional information during the measurement period and such changes could be material. During the measurement period, provisional amounts may also be adjusted for the effects, if any, of interpretative guidance issued after December 31, 2017, by U.S. regulatory and standard-setting bodies.

•

As a result of The Act, the Business remeasured its U.S. federal deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21 percent. However, the Business is still analyzing certain aspects of The Act and refining its calculations, which could potentially affect the measurement of these balances or potentially give rise to new deferred tax amounts. The provisional amount recorded related to the remeasurement of the Business’s deferred tax balance was $97 million, recorded as a benefit to “Provision for income taxes.”

•

The Act requires a mandatory deemed repatriation of post-1986 undistributed foreign earnings and profits (“E&P”), which results in a one- time transition tax. As a result, the Business recorded a provisional amount for the transition tax liability for its foreign subsidiaries of $31 million, recorded as a charge to “Provision for income taxes.” The Business has not yet completed its calculation of the total post-1986 foreign E&P for its foreign subsidiaries as E&P will not be finalized until the DowDuPont federal income tax return is filed. Further, the transition tax is based in part on the amount of those earnings held in cash and other specified assets, which is a defined term under The Act.

•

For tax years beginning after December 31, 2017, The Act introduces new provisions for U.S. taxation of certain global intangible low-taxed income (“GILTI”). Due to its complexity and a current lack of guidance as to how to calculate the tax, the Business is not yet able to determine a reasonable estimate for the impact of the incremental tax liability. When additional guidance is available, the Business will make a policy election for how the additional liability will be recorded in the period in which it is incurred or recognized for the basis differences that would be expected to reverse in future years.

NOTE 21 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table summarizes the changes and after-tax balances of each component of accumulated other comprehensive loss for the years ended December 31, 2017 and 2016:

Accumulated Other Comprehensive Loss In millions	Cumulative Translation Adj	Pension and Other Postretirement Benefits	Accum Other Comp Loss
2016
Balance at January 1, 2016	$(673)	$(26)	$(699)

Other comprehensive income (loss) before reclassifications	(159)		(159)
Amounts reclassified from accumulated other comprehensive income (loss)		(4)	(4)

Net other comprehensive income (loss)	$(159)	$(4)	$(163)

Balance at December 31, 2016	$(832)	$(30)	$(862)

2017
Other comprehensive income (loss) before reclassifications	69		69
Amounts reclassified from accumulated other comprehensive income (loss)		(4)	(4)

Net other comprehensive income (loss)	$69	$(4)	$65

Balance at December 31, 2017	$(763)	$(34)	$(797)

The tax effects on the net activity related to each component of other comprehensive income (loss) for the years ended December 31, 2017 and 2016 were as follows:

Tax Benefit (Expense) In millions	2017	2016
Cumulative translation adjustments	$(40)	$34
Pension and other postretirement benefit plans	2	1

Total benefit (expense) from income taxes related to other comprehensive income (loss) items	$(38)	$35

NOTE 22 – NONCONTROLLING INTERESTS

Ownership interests in the Business’s subsidiaries held by parties other than the Business are presented separately from the Business equity in the combined balance sheet as “Noncontrolling interests.” The amount of combined net income attributable to the Business and the noncontrolling interests are both presented on the face of the combined statements of income and comprehensive income.

The following table summarizes the activity for equity attributable to noncontrolling interests for the years ended December 31, 2017 and 2016:

Noncontrolling Interests In millions	2017	2016
Balance at January 1	$38	$34
Net income attributable to noncontrolling interests	24	14
Distributions to noncontrolling interests	(19)	(12)
Other	(2)	2

Balance at December 31	$41	$38

NOTE 23 – SUBSEQUENT EVENTS

Other than those described in the notes to the combined financial statements, no events have occurred after December 31, 2017, but before October 17, 2018, the date the financial statements were available to be issued, that require consideration as adjustments to, or disclosures in, the combined financial statements.